Exhibit 23

Consent of Independent Auditors

The Board of Directors and Shareholders
Pixelworks, Inc.:

We consent to incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-89394, 333-62000, 333-41720 and 333-41722) and Form S-3 (No. 333-67838 and 333-100548) of Pixelworks, Inc. of our report dated January 16, 2004, relating to the consolidated balance sheets of Pixelworks, Inc. as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2003, which report appears in the December 31, 2003 annual report on Form 10-K of Pixelworks, Inc.  Our report refers to a change in the accounting for goodwill.

/s/ KPMG LLP
Portland, Oregon
March 15, 2004